Exhibit 23.1



               CONSENT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS


We consent to the incorporation by reference in the Registration Statement
(Form S-8) pertaining to the XOMA Ltd. 1981 Share Option Plan, the XOMA Ltd. Restricted Share Plan, the XOMA Ltd. Management Incentive Compensation Plan, the XOMA Ltd. 1992 Directors Share Option Plan, the XOMA Ltd. 2002 Director Share Option Plan and the XOMA Ltd. 1998 Employee Share Purchase Plan of our report dated February 7, 2003, except for Note 13 as to which the date is February 28, 2003, with respect to the consolidated financial statements of XOMA Ltd. included in its Annual Report (Form 10-K) for the year ended December 31, 2002, filed with the Securities and Exchange Commission.



                                          /S/ ERNST & YOUNG LLP


Palo Alto, California
August 26, 2003